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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Foamex International Inc.
_______________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_______________________________________________________
(Title of Class of Securities)

344123104
________________________________________________________
(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
_______________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
212-446-2300

November 30, 2006
______________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, and Amendment No. 2 to Schedule 13D, dated as of October 13, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Bankruptcy Court approved the Equity Commitment Agreement on November 27, 2006.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:

On November 27, 2006, the Issuer filed with the Bankruptcy Court the Issuer’s Second Amended Joint Plan of Reorganization (the “Foamex Plan”) and related disclosure statement (the “Foamex Disclosure Statement”). The Bankruptcy Court approved the Foamex Disclosure Statement on November 27, 2006.

In addition, (i) the Significant Equityholders, solely in their capacity as holders of certain 10.75% Senior Secured Notes due 2009, issued by Foamex L.P. and Foamex Capital Corporation (the “Senior Secured Notes”), (ii) the Issuer and certain of its affiliates, (iii) certain other holders of the Senior Secured Notes (the “Supporting Secured Noteholders”), (iv) U.S. Bank National Association, solely in its capacity as the indenture trustee, and (v) the Ad Hoc Committee of holders of Senior Secured Notes (the “Ad Hoc Noteholders Committee”) have entered into a Plan Support Agreement, dated as of November 27, 2006 (the “Plan Support Agreement”).

Among other things, pursuant to the terms of the Plan Support Agreement, the Significant Equityholders, solely in their capacity as holders of Senior Secured Notes, and without prejudice to their rights under the Equity Commitment Agreement, agreed to vote any and all claims (including claims related to the Senior Secured Notes) held by the Significant Equityholders to accept the Foamex Plan and to support the settlement of certain disputes related to the treatment of such Senior Secured Note claims as set forth in the Foamex Plan, subject to the terms and conditions set forth in the Plan Support Agreement. In addition, among other things, the Supporting Secured Noteholders agreed, subject to certain terms and conditions, to vote to accept the Foamex Plan. Presently, the holders of more than two-thirds of the principal amount of the Senior Secured Notes have executed the Plan Support Agreement.

Item 7.  Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3
Plan Support Agreement, dated as of November 27, 2006, by and among (i) the Significant Equityholders, solely in their capacity as holders of the Senior Secured Notes, (ii) the Issuer and certain of its affiliates, (iii) certain other holders of the Senior Secured Notes, (iv) U.S. Bank National Association, as indenture trustee, and (v) the Ad Hoc Committee of holders of Senior Secured Notes.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.
Dated: December 1, 2006

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. BY: D. E. SHAW & CO., L.L.C.,
as managing member

By:/s/ Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

D. E. SHAW & CO., L.P.

By:/s/ Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:/s/ Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

DAVID E. SHAW

By:/s/ Eric Wepsic
Name: Eric Wepsic
Title: Attorney-in-Fact for David E.Shaw